UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Performance Shipping Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y67305105

(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,734,683 Common Shares stated by the Issuer as being outstanding as at September 29, 2023 in its Report on Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2023 (the “September 29 2023 6-K”).

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,734,683 Common Shares stated by the Issuer as being outstanding as at September 29, 2023 in its September 29 2023 6-K.

CUSIP No. Y67305105	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,033,859*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,033,859*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,859*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 11,734,683 Common Shares stated by the Issuer as being outstanding as at September 29, 2023 in its September 29 2023 6-K.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”), amends and supplements the Schedule 13D filed on August 25, 2023 (as amended and supplemented prior to the filing hereof, the “Initial 13D” and as further amended and supplemented hereby, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Performance Shipping Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment No. 5 shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Initial 13D is hereby supplemented by adding the following to the end thereof:

“On October 11, 2023, immediately prior to the filing of Amendment No. 5, Sphinx commenced a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding Common Shares (together with the associated preferred stock purchase rights (together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement between the Issuer and Computershare Inc., dated December 20, 2021, as amended, restated or supplemented from time to time) for $3.00 per Share in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in that certain Offer to Purchase, dated October 11, 2023, filed by the Reporting Persons on Schedule TO (the “Schedule TO”) and the related letter of transmittal and notice of guaranteed delivery. Such Schedule TO was also filed as Amendment No. 4 to this Schedule 13D via a tick the box election on such Schedule TO. For the avoidance of doubt, the Tender Offer is being made solely pursuant to the Schedule TO and the applicable exhibits thereto and not pursuant to this Schedule 13D. THIS SCHEDULE 13D IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES, OR A RECOMMENDATION WITH RESPECT TO THE PURCHASE OR SALE OF ANY SECURITIES.

Also on October 11, 2023, the Reporting Persons published on this Amendment No. 5 the proxy statement attached hereto as Exhibit 99.5 with respect to the Issuer’s 2024 Annual Meeting.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.5	Proxy Statement of the Reporting Persons, dated October 11, 2023, with Respect to the 2024 Annual Meeting of Shareholders of the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2023	SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: October 11, 2023	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

	By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: October 11, 2023	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou